

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Michael Williams
President and Chief Executive Officer
Eurocan Holdings Ltd.
1 Union Square West, Suite 610
New York, New York 10003

> **Re: Eurocan Holdings Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 17, 2012**
> **File No. 333-177918**

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated December 2, 2011. Note, however, that we do not consider quotation on the OTC Markets system, in contrast to the OTC BB, to be indicative of a structured market, and therefore such stocks cannot be sold "at prevailing market prices." Please revise your disclosure accordingly. If you anticipate being quoted only on the OTC Markets system, revise to state on the cover page and throughout the filing that all shares will be priced at $0.01 cent (or whatever alternative price is determined).

2. Please update your executive compensation disclosure for 2011.

Management's Discussion and Analysis, page 18

Our Plan of Operation, page 19

3.   We note your response to comment nine from our letter dated December 5, 2011. We note that the discussion on page 17 still states that your cash flows from operations and your available capital will be sufficient to maintain your current level of operations for the next 12 months. Please revise the discussion to explain how you will meet your liquidity needs for the next 12 months in light of the conclusion in the Report of Independent Registered Accounting Firm on page F-2 that there is substantial doubt about your ability to continue as a going concern.

Financial Statements

4.   Update the audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2011, since you report a net loss before taxes in 2010 and 2009. Please refer to the guidance in Rule 8-08 of Regulation S-X.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director